August 19, 2013	Phillip R. Pollock
415.772.9679 Direct
Rolaine S. Bancroft, Esq.	ppollock@weintraub.com
Arthur Sandel, Esq.
Division of Corporation Finance
Office of Structured Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Sequoia Mortgage Funding Corporation
Sequoia Residential Funding, Inc.
Registration Statement on Form S-3
Filed June 17, 2013
File Nos. 333-189370 and -01

Dear Ms. Bancroft and Mr. Sandel:

On behalf of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc. (the “Co-Registrants” or the “Depositors”), we are filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) via EDGAR Amendment No. 1 to the above-referenced Registration Statement on Form S-3.

Set forth below are our responses to the Staff’s comment letter dated July 15, 2013. For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.

Registration Statement on Form S-3

General

1.          Please note that our comments to the base prospectus and/or any prospectus supplement should be applied universally, if applicable. Accordingly, if comments issued for one document apply to any other, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the respective documents, as applicable.

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

August 19, 2013

Response: We understand that your comments issued for the base prospectus and/or any prospectus supplement should be applied universally, if applicable, so that if comments issued for one document apply to any other, conforming revisions should be made as appropriate. We confirm that we have complied with your instruction. Also, in our responses to your comments we have indicated the base and/or prospectus supplement page numbers where corresponding revisions have been made.

Prospectus Supplement Related to the Certificates (Version 3)

Risk Factors, page S-8

Pre-offering Review of the Mortgage Loans Underlying the Securities May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses, page S-13

2.          We believe there is language in this risk factor that appears to disclaim your responsibility to comply with Rule 193 under the Securities Act. In this regard, your risk factor disclosure states that there can be “no assurance” that any review process conducted uncovered relevant facts that could be determinative of how the reviewed mortgage loans will perform. Similar language appears on page S-47. Rule 193 requires, however, that your pre-offering review must be designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in the prospectus is accurate in all material respects. Accordingly, please revise and confirm that the sponsor will comply with Rule 193.

Response: We did not intend to disclaim the sponsor’s responsibility to comply with Rule 193 under the Securities Act. We believe that the language as written under the section starting on page S-45 and titled “PRE-OFFERING REVIEW OF THE MORTGAGE LOANS” does comply with Rule 193. The first sentence in the Introduction to such section states “The sponsor, prior to including the mortgage loans in the mortgage pool, conducted a review for the purpose of providing reasonable assurance that the disclosure regarding the mortgage pool in this prospectus supplement is accurate in all material respects.”

The “no assurance” sentence in the Risk Factor referred to in Comment 2 is addressing a different concept. It is warning that the scope of the review undertaken may not have revealed relevant factors that could affect the future performance of the mortgage loans. For example, whether the residence securing a mortgage loan appreciates or depreciates in value during the term of the loan is a factor that could affect the future performance of that mortgage loan. However, the review process carried out in accordance with Rule 193 would not include a review of facts relating to that mortgage for the purpose formulating a projection of the future value of the residence securing that loan.

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

August 19, 2013

In response to this comment, we have revised the language in the first paragraph of the risk factor regarding pre-offering review, and appearing on page S-14 of the Version 1 prospectus supplement and page S-13 of each of the Version 2 and 3 prospectus supplements, to clarify that the purpose for the sponsor’s review is to provide reasonable assurance that disclosure in the prospectus supplement regarding the pool assets is accurate in all material respects.

3.          We note your statement that these review procedures were intended to discover “certain material discrepancies and possible material defects in the mortgage loans reviewed.” As noted, the review should cover the accuracy of all prospectus disclosure regarding the pool assets in all material respects. Therefore, revise to delete “certain” and explain what discrepancies are being reviewed.

Response: The sponsor’s review process is, as required by Item 1111(a)(7)(ii) of Regulation AB and Rule 193, designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in the prospectus is accurate in all material respects. We have replaced the language referred to in Comment 3 with language consistent with the Rule 193 standard. (Please see page S-14 of the Version 1 prospectus supplement and page S-13 of each of the Version 2 and 3 prospectus supplements.)

4.          Please clarify your statement that “the review of the analyses by the sponsor and the seller may, erroneously, not have indicated a defect in the original appraisal, which could result in an increased risk that payments on these mortgage loans may not be received or recovered.” It is not clear why the review of the sponsor and the seller could erroneously not have “indicated” a defect if the third party determined the original appraisal was not supportable. Also, please confirm that the sponsor has designed the third party review of original appraisals to provide reasonable assurance that the disclosure regarding the pool assets is accurate in all material respects.

Response: The language referred to in this comment was not clearly drafted by us. This language was intended to refer to circumstances where differing review techniques might result in differing indications of whether the original appraised value is supported. In these circumstances, the language is intended to caution investors that the sponsor’s review could incorrectly fail to recognize the severity of a factor revealed by the sponsor’s limited review even though the review process was designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in the prospectus is accurate in all material respects. We have redrafted this language to make its purpose clearer. We have also clarified the standard for the appraisal component of the limited review, which addresses original appraisals. (Please see page S-47 of the Version 1 prospectus supplement, page S-45 of the Version 2 prospectus supplement and page S-46 of the Version 3 prospectus supplement.)

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

August 19, 2013

Description of the Certificates, page S-31

Exchangeable Certificates, page S-32

5.          In this section, we note your use of the capitalized terms “Exchangeable Certificates” and “Exchanged Certificates” which have not been defined. Elsewhere, your disclosure uses the defined, but not capitalized, terms “exchangeable certificates” and “exchanged certificates” (see, for example, page S-34). Additionally, in this section, it appears you use the phrase “exchanged certificates” to mean exchangeable and exchanged certificates that are being exchanged in an exchange transaction, which is inconsistent with the definition of “exchanged certificates” stated elsewhere. Please revise as appropriate.

Response: We have revised the Version 3 prospectus supplement to be consistent throughout with the use of the lower case defined terms “exchangeable certificates” and “exchanged certificates.” We use the phrase “exchanged certificates” to refer to certificates received after an initial exchange. We have reviewed the Version 3 prospectus supplement and corrected any inconsistent use of these terms. Additionally, we have added a sentence on pages S-2, S-31, S-34 and D-1 of the Version 3 prospectus supplement to clarify the definition of the terms “exchangeable certificates” and “exchanged certificates.”

Pre-Offering Review of the Mortgage Loans, page S-44

Introduction

6.          We note your disclosure that the sponsor conducted a review for the purpose of providing reasonable assurance that the disclosure regarding the mortgage pool in the prospectus supplement is accurate in all material respects. Please include a conclusion in your disclosure as to whether the sponsor’s pre-offering review provided the sponsor with such reasonable assurance. See Item 1111(a)(7)(ii) of Regulation AB and Rule 193 under the Securities Act.

Response: Rule 193 requires that the sponsor conduct a review “designed and effected” to provide reasonable assurance that the disclosure regarding the pool assets in the prospectus is accurate in all material respects. We have revised the language in the Introduction of each Pre-offering Review section to conform to the Rule 193 language (page S-46 of the Version 1 prospectus supplement, page S-44 of Version 2 and page S-45 of Version 3). Our understanding is that neither Rule 193 nor Item 1111(a)(7)(ii) of Regulation AB require disclosure of a conclusion as to whether the review undertaken provided the sponsor with such reasonable assurance. Instead, our understanding is that the “findings and conclusions” required to be disclosed by Item 1111(a)(7)(ii) relate to the loan-level results of the review and the decisions made by the sponsor based on those results. See Release Nos. 33-9176, 34-63742; File No. S7-26-10 (the Adopting Release for Issuer Review of Assets in Offerings of Asset-Backed Securities), II D 3 b, 76 Fed. Reg. 4231, at 4238 (2011). We believe that the loan-level results of the review and the decisions made by the sponsor based on those results that are disclosed under “PRE-OFFERING REVIEW OF THE MORTGAGE LOANS, Mortgage Loan Characteristics Component of Sponsor’s Pre-Offering Review” provide the type of disclosure required by Rule 193 and Item 1111(a)(7)(ii).

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

August 19, 2013

Annex D, page D-1

7.          We note your statement that the combinations set forth in Annex D are illustrative only and not intended to describe all possible combinations of exchangeable and exchanged certificate that may be provided for in a prospectus supplement. Do you intend to use these illustrative examples in each relevant prospectus supplement, or will the relevant prospectus supplement disclose the actual combinations available for the applicable takedown? If the actual combinations will be disclosed, please add brackets where appropriate to clarify that the information in Annex D may be modified.

Response: At the time of an actual takedown, the relevant prospectus supplement will disclose the actual combinations available for the applicable takedown. We have added brackets in Annex D to clarify that the information in Annex D may be modified.

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc:	Mr. John Isbrandtsen, Sequoia Residential Funding, Inc.
Mr. Andrew Stone, Sequoia Residential Funding, Inc.